FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Powers Larry K (Last) (First) (Middle) 12029 Hunting Crest (Street) Prospect KY 40059 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Genlyte Group Incorporated GLYT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 02/2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

Chairman, President & CEO

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common								140,518	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to Buy)	$20.38	previously reported							12/15/06	Employee Stock Option (right to Buy)	20,200		20,200	D
Employee Stock Option (right to Buy)	$27.75	previously reported						1	02/15/08	Employee Stock Option (right to Buy)	25,000		25,000	D
Employee Stock Option (right to Buy)	$24.95	previously reported						2	10/19/08	Employee Stock Option (right to Buy)	35,000		35,000	D
Employee Stock Option (right to Buy)	$31.13	previously reported						3	02/14/09	Employee Stock Option (right to Buy)	50,000		50,000	D
Employee Stock Option (right to Buy)	$27.20	02/13/03	A		35,000			4	02/13/10	Employee Stock Option (right to Buy)	35,000		35,000	D

Explanation of Responses:

(1) 12,500 shares exercisable 02/15/03 and 12,500 shares exercisable 02/15/04
(2) 17,500 shares exercisable 10/19/03 and 17,500 shares exercisable 10/19/04
(3) 25,000 shares exercisable 02/14/04 and 25,000 shares exercisable 02/14/05
(4) 17,500 shares exercisable 02/13/05 and 17,500 shares exercisable 02/13/06

/s/ Larry K Powers ** Signature of Reporting Person	02/14/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002